

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Gary LeCroy
Chief Executive Officer
GALAXY NEXT GENERATION, INC.
285 Big A Road
Toccoa, Georgia 30577

> **Re: GALAXY NEXT GENERATION, INC.**
> **Registration Statement on Form S-1**
> **Filed June 26, 2023**
> **File No. 333-272937**

Dear Gary LeCroy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services